OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING   12/31/2020

                                          MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Millennial Partners, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Three World Financial Center, 200 Vesey Street 24th Floor

(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese   516-858-4766

                                                          (Area Code – Telephone Number)

B.   ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G.R Reid Associates, LLP

(Name – *if individual, state last, first, middle name*)

7600 Jericho Turnpike Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John Parmigiani_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Allied Millennial Partners, LLC_____ , as of __December 31, 2020_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☐ (p) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition
December 31, 2020

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Contents
December 31, 2020

	Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allied Millennial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allied Millennial Partners, LLC, (the Company), as of December 31, 2020, and the related notes.   In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Allied Millennial Partners, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Allied Millennial Partners, LLC's management.   Our responsibility is to express an opinion on Allied Millennial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allied Millennial Partners, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Allied Millennial Partners, LLC's auditor since 2020.

G. R. Reid Associates, LLP

Woodbury, New York
February 26, 2021

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	9,401
Receivable from clearing organization		39,634
Deposit with clearing organization		97,211
Placement agent receivable		114,400
Prepaids and other assets		103,839
Total assets	**$**	**364,485**

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	208,167
Payable to clearing organization		1,216
Total liabilities		209,383
Commitments and Contingencies		
Member's Equity		155,102
Total liabilities and member's equity	**$**	**364,485**

1. Organization and Summary of Significant Accounting Policies

Allied Millennial Partners, LLC. (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges, insurance products such as individual variable annuities and private equity transactions.

The Company is incorporated in the state of Indiana. The Company is a wholly owned subsidiary of JPED Holdings, LLC, (the "Parent"). The Company is registered to do business in the State of New York and Florida and began operations as a broker-dealer on December 1, 2011.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Operating Lease Assets/Liability

The Company adopted ASC Topic 842 on January 1, 2019. Refer to Note 7, Commitments and Contingencies, for more discussion on the adoption of the guidance.

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC Topic 842. Any non-lease components are subject to other applicable accounting guidance. We have elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC Topic 842, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Leases are evaluated for classification as operating or finance leases at the commencement date of the lease. Right-of-use assets and corresponding liabilities are recognized on the Company's

statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the lease term. Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension, termination, and/or purchase options when the Company has determined, at or subsequent to lease commencement, generally due to limited asset availability or operating commitments, it is reasonably certain of exercising such options.

The Company uses its incremental borrowing rate or prime rate as the discount rate in determining the present value of future lease payments, unless the interest rate implicit in the lease arrangement is readily determinable. Lease payments that vary based on future usage levels, the nature of leased asset activities, or certain other contingencies, are not included in the measurement of lease right-of-use assets and corresponding liabilities. The Company has elected not to record assets and liabilities on its statement of financial condition for lease arrangements with terms of 12 months or less.

Financial Instruments
The Company's financial instruments include cash, receivable from clearing organization, commissions receivable, non-clearing broker and commissions payable for which carrying values approximate fair values due to the short maturities of those instruments.

Receivable and payable from clearing organizations
The Company maintains a brokerage account with two clearing organizations through which all trading transactions are cleared. The receivable or payable and certain cash deposits owned are with the same organizations. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

Subsequent Events
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 26, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Income Taxes
The Company follows the provisions of the Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC", as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2020.

Income taxes have not been provided for because the partnership income or loss and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company files a U.S. federal income tax return and state and local income tax returns in New York, Florida, Indiana, and Connecticut. Returns filed in these jurisdictions for tax years ended on or after December 31, 2018 are subject to examination by the relevant taxing authorities.

Property and Equipment
Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

Off-balance sheet risk
In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2020, the Company was not exposed to such risk.

Concentration of credit risk
The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2020, the Company was not exposed to such risk.

Recent Accounting Guidance
Through 2020, the FASB issued various updates ("ASU") to the FASC ASC. The Company did not adopt any new accounting pronouncements during the year end December 31, 2020 that had a material effect on its financial statements.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $49,090, which was $35,131 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. **Receivable and payable from clearing organizations**

The receivable balance from the clearing organizations has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2020

is not required. At December 31, 2020, the Company had a payable to one clearing organization of $1,216 and a receivable from another clearing organization of $39,634.

4. Deposit with clearing organization

One of the Company's clearing organization is Intl FC Stone Financial, Inc. The agreement between the Company and the clearing organization requires that the Company maintain a collateral deposit of $97,000. The collateral deposit balance as of December 31, 2020 is $97,211.

5. Property and equipment

Property and equipment as of December 31, 2020 consist of the following:

Computer equipment and software	$	6,144
Furniture and fixtures		-
		6,144
Less: accumulated depreciation and amortization		6,144
Net property and equipment	$	-

6. Commitments and contingencies

Operating lease

The Company is obligated under various non-cancelable operating leases for its office facilities in New York, expiring in 2021. As of December 31, 2020, the approximate future minimum lease payments under the non-cancelable leases are as follows:

Years ending December 31,		
2021		60,200
Total contractual future minimum lease payments	$	60,200

Contingencies

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. At December 31, 2020, the Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.